Exhibit 99.1

Corporación América Airports S.A. Reports 7.8% YoY Increase in Total Passenger Traffic in July 2018

Passenger traffic up 2.0% YoY in Argentina and 11.1% in Brazil, further supported by growth across most geographies

Luxembourg, August 15, 2018— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today preliminary year-over-year passenger traffic growth of 7.8% in July 2018.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Jul’18	Jul’17	% Var.	YTD’18	YTD’17	% Var
Domestic Passengers (thousands)	4,322	3,800	13.7%	25,259	23,267	8.6%
International Passengers (thousands)	2,602	2,613	-0.4%	16,188	15,525	4.3%
Transit Passengers (thousands)	854	803	6.3%	5,154	4,541	13.5%
Total Passengers (thousands)	7,778	7,216	7.8%	46,601	43,332	7.5%
Cargo Volume (thousand tons)	31.2	30.7	1.6%	227.9	205.9	10.7%
Total Aircraft Movements (thousands)	78.8	75.7	4.1%	507.7	485.3	4.6%

Passenger Traffic Overview

Total passenger traffic in July 2018 increased by 7.8% compared to the same period of 2017, primarily reflecting growth in Armenia, Peru, Brazil and Argentina, with increases of 14.3%, 10.9%, 10.0% and 8.3%, respectively.

In Brazil, passenger traffic at Brasilia Airport increased 10.7% in July 2018, driven by additional frequencies in existing routes to several domestic destinations by Gol, Latam and Azul.

In Argentina, despite more challenging macro conditions, traffic increased 8.3% YoY, mainly driven by a 17.7% growth in domestic traffic, partially offset by declines of 5% and 16.5% in international and transit passengers, respectively. During the month, new domestic routes were added by Fly Bondi and Avianca. Traffic also benefitted from several new frequencies to existing routes, both domestic and international that were added over the past 12-months.

Armenia reported an increase of 14.3%, resulting mainly from a particularly higher load factor during the summer season.

Moreover, traffic continued to grow in Peru, although at a lower pace reflecting the ramp up of Viva which began operations in May 2017.

CAAP’s airports in Italy reported a 2.3% YoY increase in traffic, mainly due to the opening of new international and domestic flights, and the addition of new frequencies taking place during the Italian summer season. In particular, Pisa airport saw a considerable increase in passengers travelling to Russia, and at Florence Airport the new route to Lisbon, Portugal, opened last June, continued to perform very well.

In Uruguay, passenger traffic declined 6.1% mainly due to currency depreciation in neighboring countries Brazil and Argentina, which resulted in a decrease in passengers.

Cargo Volume and Aircraft Movements

Cargo volume was up 1.6% in July 2018. Growth was primarily driven by Brazil which posted an 18.0% YoY increase, followed by an 8.3% increase in Ecuador, both as a result of improved economic conditions. On the contrary, cargo volume declined by 15.4% in Armenia, due to reduced export activity to countries with political instability. In Peru, the decline of 17% reflects unusually higher cargo activity in July 2017, given a road block near Arequipa at that time.

Aircraft movements increased by 4.1% in July 2018 mainly driven by Peru and Armenia, which increased 18.9% and 9.5%, followed by Brazil and Argentina, with an increase of 15.2% and 2.2% respectively.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Jul’18	Jul’17	% Var.	YTD’18	YTD’17	% Var.
Passenger Traffic (thousands)
Argentina	3,683	3,402	8.3%	22,757	20,901	8.9%
Italy	925	904	2.3%	4,682	4,557	2.7%
Brazil	1,954	1,776	10.0%	11,776	11,065	6.4%
Uruguay	186	198	-6.1%	1,381	1,348	2.4%
Ecuador	392	369	6.3%	2,523	2,404	4.9%
Armenia	320	280	14.3%	1,526	1,371	11.3%
Peru	318	287	10.9%	1,957	1,687	16.0%
TOTAL	7,778	7,216	7.8%	46,601	43,332	7.5%

Cargo Volume (tons)
Argentina	17,452	17,589	-0.8%	134,495	117,576	14.4%
Italy	1,088	1,012	7.5%	6,774	6,416	5.6%
Brazil	5,567	4,718	18.0%	35,348	30,579	15.6%
Uruguay	1,937	2,135	-9.3%	15,488	15,702	-1.4%
Ecuador	3,250	3,002	8.3%	23,783	20,155	18.0%
Armenia	1,498	1,771	-15.4%	9,297	12,633	-26.4%
Peru	406	489	-17.0%	2,764	2,798	-1.2%
TOTAL	31,199	30,717	1.6%	227,949	205,858	10.7%

Aircraft Movements
Argentina	38,828	36,927	5.1%	258,165	239,951	7.6%
Italy	8,652	8,777	-1.4%	44,582	45,266	-1.5%
Brazil	16,411	15,947	2.9%	107,567	105,640	1.8%
Uruguay	2,439	2,285	6.7%	20,509	19,825	3.5%
Ecuador	6,954	6,922	0.5%	44,994	46,861	-4.0%
Armenia	2,431	2,221	9.5%	13,382	12,059	11.0%
Peru	3,083	2,594	18.9%	18,525	15,677	18.2%
TOTAL	78,798	75,673	4.1%	507,724	485,279	4.6%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world by the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2017, Corporación América Airports served 76.6 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Gimena Albanesi

Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411